Securities and Exchange Commission
                                  Washington, D. C. 20549

                                       Schedule 13G
                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 2)

                                Level 3 Communications, Inc.
                                         Common Stock
                                    CUSIP Number 52729N100

Date of Event Which Requires Filing of this Statement:     June 30, 2003

CUSIP No. 52729N100

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)   Sole voting power:          - 0 -
         6)   Shared voting power:        69,878,286
         7)   Sole dispositive power:     - 0 -
         8)   Shared dispositive power:   69,878,286

         9)   Aggregate amount beneficially owned by each reporting person:
                  69,878,286

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  11.22%

         12)  Type of reporting person:
                  HC, CO
         __________________________________________________________________
         Item 1a)     Name of Issuer:
                           Level 3 Communications, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           1025 Eldorado Boulevard
                           Broomfield, CO  80021

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     52729N100

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                                Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                                Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is subject
                                to ERISA of 1974 or Endowment Fund; see
                                240.13d-1(b)(ii)(F).
         (g)    [ X ]    Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:            69,878,286

         (b)     Percent of Class:  11.22%

         (c)     Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)   shared power to vote or to direct the vote:
                                   69,878,286
                  (iii)  sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                   69,878,286

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                                person:

                           Various accounts managed by the investment advisory subsidiaries described in Item 7 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Level 3 Communications, Inc.

                           Accounts managed by LMM LLC, in the aggregate, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 34,923,900 shares, or 5.61%, of the total shares outstanding of Level 3 Communications, Inc.

                           The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment
                           Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by LMM LLC, amounted to 34,923,900 shares or 5.61% of the total shares outstanding.

                           Accounts managed by Legg Mason Funds Management, Inc., in the aggregate, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 32,323,900 shares, or 5.19%, of the total shares outstanding of Level
                           3 Communications, Inc.

                           The interest of one account, Legg Mason Special Investment Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Funds Management, Inc. amounted to 32,323,900 shares or 5.19% of the total shares outstanding.


         Item 7)    Identification and classification of the subsidiary which
                        acquired the security being reported on by the parent holding company:

                          Bartlett & Co., investment adviser
                          Legg Mason Capital Management, Inc., investment
                                    adviser
                          Legg Mason Funds Management, Inc., investment adviser LMM LLC, investment adviser
                          Legg Mason Trust, fsb
                          Legg Mason Wood Walker, Inc., investment adviser
                                    and broker/dealer with discretion
                          Perigee Investment Counsel, Inc., investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ---------------------------
         Date   -    July 10, 2003

         Legg Mason, Inc.



         By __________________________________________________
               Timothy C. Scheve, Sr. Ex. Vice President


                                      Joint Filing Agreement
                                    ---------------------------

                        Each party signing below agrees that this statement is submitted as a joint filing on behalf of all of the undersigned.

         Legg Mason, Inc.


         By __________________________________________
             Timothy C. Scheve, Sr. Ex. Vice President

         LMM LLC


         By__________________________________________
            Jennifer Murphy, Chief Operations Officer


         Legg Mason Opportunity Trust, a portfolio of
         Legg Mason Investment Trust, Inc.


         By __________________________________________
             Marc R. Duffy, Vice President


         Legg Mason Funds Management, Inc.


         By____________________________________________
             Jennifer Murphy, Sr. Vice President


         Legg Mason Special Investment Trust, Inc.


        By_____________________________________________
             Marc R. Duffy, Vice President